Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Climb Channel Solutions, Inc.	Delaware

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc. Interwork Technologies Inc. Climb Global Solutions Europe B.V. Climb Channel Solutions EMEA B.V.	Delaware Delaware Netherlands Netherlands
Climb Global Solutions (Canada), Inc. Climb Global Solutions Holdings UK Limited	Canada England and Wales

Climb Global Solutions Limited Climb Global Solutions EMEA Limited	England and Wales Ireland

Data Solutions Holdings Limited	Ireland

Data Solutions Limited	Ireland

Data Solutions Distributions Limited	England and Wales

Climb Global Solutions (Pty) Limited	South Africa